Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated November 3, 2025)

Filed Pursuant to Rule 433(d)

Registration No. 333-291012

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

November 3, 2025

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	5.500% First Mortgage Bonds due 2056

Offering Size:	$400,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$393,728,000

Coupon and Coupon Payment Dates:	5.500% per annum, payable semi-annually on each May 15 and November 15, commencing May 15, 2026

Trade Date:	November 3, 2025

Settlement Date:	November 5, 2025 (T+2)

Maturity Date:	November 15, 2056

Benchmark Treasury:	UST 4.750% due May 15, 2055

Benchmark Treasury Yield:	4.702%

Spread to Benchmark Treasury:	+85 basis points

Re-offer Yield:	5.552%

Price to Public:	99.232% of the principal amount

Expected Ratings[1]:	Aa2 (Stable) by Moody’s Investors Service, Inc. A (Stable) by S&P Global Ratings

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Optional Redemption:	Prior to May 15, 2056 (the date that is six months prior to their maturity date) (the “Par Call Date”), the First Mortgage Bonds will be redeemable, in whole or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the First Mortgage Bonds being redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed discounted to the redemption date (assuming the First Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the First Mortgage Bonds will be redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	595620 BA2 / US595620BA22

Joint Book-Running Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

KeyBanc Capital Markets Inc.

nabSecurities, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:	Huntington Securities, Inc. Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1 (888) 200-0266; CIBC World Markets Corp. toll-free at 1 (800) 282-0822; SMBC Nikko Securities America, Inc. toll-free at 1 (888) 868-6856; Truist Securities, Inc. toll-free at 1 (800) 685-4786; or U.S. Bancorp Investments, Inc. toll-free at 1 (877) 558-2607.